March 30, 2012	Writer's Direct Number: (317) 236-2289
Direct Fax: (317) 592-4666
Internet: Stephen.Hackman@icemiller.com

BY EDGAR AND FEDEX

Mr. Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc.

Form 10-K filed on December 29, 2011

File No. 000-23357

Dear Mr. Riedler:

Set forth below is the response of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated March 6, 2012, relating to the Company's Form 10-K, filed on December 29, 2011 for the fiscal year ended September 30, 2011 (File no. 000-23357) (the "Form 10-K"). For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold type herein.

Comment

1.	We note that you entered into a Preferred Provider Agreement with Pharmasset, Inc., which has become your largest client, and that in 2011 it accounted for 14.5% of your revenues. Please revise your disclosure to describe the material terms of your agreement with Pharmasset including but not limited to any payment provisions, material obligations that must be met by both parties to keep the agreement in place, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

The disclosure with respect to the Preferred Provider Agreement with Pharmasset has been revised to describe the material terms of the agreement and will be filed with the Company's Amendment No. 1 to the Form 10-K. The following sets forth the revised disclosure:

With the signing of the Preferred Provider Agreement (“PPA”) with Pharmasset, Inc. in the first quarter of the current fiscal year, Pharmasset, Inc.  has become our largest client, accounting for approximately 14.5% of our total revenues in fiscal 2011 and 6.3% of our total trade accounts receivable at September 30, 2011.  Pfizer, Inc. remains a large client, accounting for approximately 5.2% and 7.0% of our total revenues in fiscal 2011 and 2010, respectively. Pfizer, Inc. accounted for 4.2% and 4.7% of total trade accounts receivable at September 30, 2011 and 2010, respectively.

Per the PPA with Pharmasset, we will provide services for toxicology studies, pharmaceutical analyses and bioanalytical services as needed by Pharmasset. We agree to assign a priority status to any Pharmasset study and to place the study in our schedule such that Pharmasset will be able to meet its timelines and requirements.  Pharmasset agrees to use the Company as its provider of first choice for toxicology studies, but does not guarantee a specific level of projects.  Pricing, per the PPA, is detailed in a pricing list accompanying the agreement and is based on study specifics.  A volume discount will also be applied to incremental services provided and is based on annual billings.  The PPA shall remain in effect for two years unless terminated earlier on mutual written agreement of the parties, or on 90 days’ advance written notice by either party.

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One American Square | Suite 2900 | Indianapolis, IN 46282-0200 | P 317-236-2100 | F 317-236-2219

INDIANAPOLIS | CHICAGO | CLEVELAND | COLUMBUS | DUPAGE COUNTY IL | WASHINGTON DC                                        www.icemiller.com

Securities and Exchange Commission

March 30, 2012

The Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filing and that neither changes to its disclosure in response to staff comments nor staff comments foreclose the Commission from taking any action with respect to the filing. The Company hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's response in this letter, please call me at the direct-dial number above.

Very truly yours,
ICE MILLER LLP
/s/ Stephen J. Hackman
Stephen J. Hackman